UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated May 18, 2010, entitled “ViryaNet Reports First Quarter 2010 Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	Chief Executive Officer

Date:	May 18, 2010

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on May 18, 2010, entitled “ViryaNet Reports First Quarter 2010 Results”.

Exhibit 99.1

ViryaNet Reports First Quarter 2010 Results

Achieves Record Fifth Consecutive Quarter of Net Profitability

Southborough, MA, May 18, 2010 — ViryaNet Limited (VRYAF.OB), a leading provider of software solutions that optimize the full cycle of scheduling and dispatch processes for field service management announced financial results for the first quarter of 2010.

For the first quarter ended March 31, 2010, ViryaNet reported revenues of $2.74 million, a 1% increase compared to the same period in 2009. Net income for the first quarter was $32,000 or $.01 per share, compared to a net income of $245,000 or $.08 per share for the same period in 2009. Software license revenues for the first quarter of 2010 were $277,000, compared to $556,000 recorded in the first quarter of 2009. Maintenance and services revenues were $2.47 million in the first quarter of 2010, compared to $2.16 million in the first quarter of 2009.

The Company received from Bank Hapoalim in 2009 a waiver of the Company’s bank covenants for the first quarter of 2010. The Company intends to request the Bank an extension of this waiver through the end of 2010.

“Our continued success through our channel partners, including the win by General Electric at City of Mesa, and the strong relationships we maintain with our customer base have enabled us to achieve our record fifth consecutive quarter of profitability,” stated Memy Ish-Shalom, CEO of ViryaNet. “While we remain cautious from a near-term perspective, our longer term optimism continues to grow.”

First Quarter Highlights:

•

Announced that its partner, General Electric, bested five competitors to win a contract to supply field service solutions to the city of Mesa, Arizona. The City Council of Mesa, Arizona issued a report posted on its website, http://www.mesaaz.gov, regarding the contract was awarded to GE Energy Management Services for providing the best solution at the best cost.

•

Announced the availability of advanced forms management, based upon the Microsoft (MSFT) Office Infopath technology, in its newest release for the ViryaNet G4 platform. The G4 platform was designed around an open, highly extensible architecture. The integration of Microsoft Office InfoPath-best of class ‘forms technology’ -delivers a powerful, high productivity forms management environment while lowering customers’ total cost of ownership. Tightly integrated into the G4 platform, the advanced features of Microsoft Office InfoPath empowers customers to:

•	Easily create and update complex, customized forms with no coding required

•	The forms’ layout is created in a drag & drop environment

•	The forms’ logic is created using simple Wizards

•	Seamlessly integrate data sources from other strategic CRM and ERP applications

•

Announced key executive promotions for Jeff Oskin to President and Aviram Hinenzon to Vice President of Marketing in order to leverage the success ViryaNet experienced in 2009. The promotions will enable the company to capitalize on the net profit it posted during each quarter of 2009 as it now turns its’ focus towards investments in its’ sales and marketing engine.

•	Software license sales to existing and new customers, including to a new utility customer located in China.

About ViryaNet

ViryaNet is a leading provider of full life cycle software solutions that optimize scheduling and dispatching processes in dynamic and complex filed service operational environments. The ViryaNet G4 mobile workforce management platform delivers patent pending, priority-based optimization technology, a Business Process Management (BPM)-based exception management capability, and a highly extensible, open architecture. With these powerful capabilities, field service organizations can continuously meet their operational and business goals with unmatched levels of workforce productivity, the lowest cost of ownership and the highest levels of client satisfaction- enabling operational excellence.

ViryaNet, over the past 22 years, has delivered solutions that are being utilized by over 35,000 users across a variety of industries-Utility, Telecommunications, Insurance and Retail. ViryaNet delivers total field service management solutions by aligning its “best of class” technology with global partnerships that include leading platform and system integration companies. Headquartered in Southborough, MA, ViryaNet enjoys a worldwide presence with offices and customers located in North America, Europe, and the Pacific Rim. For more information, visit www.viryanet.com

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated October 30, 2009 and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

#####

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2009	March 31, 2010

Assets

CURRENT ASSETS:
Cash and cash equivalents	$156	$44
Trade receivables	547	671
Other accounts receivable and prepaid expenses	97	118

Total current assets	800	833

NON-CURRENT ASSETS:
Severance pay fund	912	957
Other	60	61

Total non-current assets	972	1,018

PROPERTY AND EQUIPMENT, net	89	75

GOODWILL	7,169	7,182

OTHER INTANGIBLE ASSETS, net
Customer relationship	138	73
Other	73	34

Total intangible assets	7,380	7,289

Total assets	$9,241	$9,215

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2009	March 31, 2010

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	$380	$390
Current maturities of long-term bank loans	400	400
Trade payables	530	525
Deferred revenues	2,961	2,780
Other accounts payable and accrued expenses	2,061	1,987
Loan from related party	79	79

Total current liabilities	6,411	6,161

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	889	789
Long-term convertible debt	530	527
Long-term deferred revenues	641	778
Accrued severance pay	1,376	1,424

Total long-term liabilities	3,436	3,518

SHAREHOLDERS’ EQUITY:
Share capital	3,961	4,156
Additional paid-in capital	116,603	116,513
Accumulated other comprehensive income	3	8
Accumulated deficit	(121,173)	(121,141)

Total shareholders’ equity	(606)	(464)

Total liabilities and shareholders’ equity	$9,241	$9,215

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31
	2009	2010

REVENUES:
Software licenses	$556	$277
Maintenance and services	2,162	2,468

Total revenues	2,718	2,745

COST OF REVENUES:

Software licenses	37	54
Maintenance and services	987	1,064

Total cost of revenues	1,024	1,118

GROSS PROFIT	1,694	1,627

OPERATING EXPENSES:

Research and development	305	307
Selling and marketing	735	766
General and administrative	461	461

Total operating expenses	1,501	1,534

INCOME FROM OPERATIONS	193	93
FINANCIAL INCOME (EXPENSES), net	52	(61)

NET INCOME (LOSS)	$245	$32

BASIS NET EARNINGS (LOSS) PER SHARE	$0.08	$0.01

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTION OF BASIC NET EARNINGS (LOSS) PER SHARE	3,131,671	3,351,973

DILUTED NET EARNINGS (LOSS) PER SHARE	$0.07	$0.01

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTION OF DILUTED NET EARNINGS (LOSS) PER SHARE	3,495,307	3,792,878